UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 22, 2010

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated 22 December 2010 entitled “NXP Passes Another Major Milestone in its High Performance Mixed Signal Strategy”.

Exhibits

1.	press release dated 22 December 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 22nd day of December 2010.

NXP Semiconductors N.V.

/S/ K.-H. SUNDSTRÖM
K.-H. Sundström, CFO

CORPORATE NEWS

NXP Passes Another Major Milestone in its High Performance

Mixed Signal Strategy

Divestment of the Sound Solutions business marks a key step in NXP’s strategy to improve its capital structure and focus on High Performance Mixed Signal business growth

Eindhoven, The Netherlands, December 22, 2010 – NXP Semiconductors (Nasdaq: NXPI) and Dover Corporation (NYSE: DOV) today announced that they have signed a definitive agreement whereby Dover’s affiliate Knowles Electronics will acquire NXP’s Sound Solutions business, the leading provider of speaker and receiver components for the mobile handset market. The sale of the Sound Solutions business, which for reporting purposes is included in NXP’s Standard Products segment, will significantly strengthen NXP’s balance sheet while allowing the company to further focus its resources on its core High Performance Mixed Signal business. Under the terms of the agreement, Knowles will acquire Sound Solutions for $855 million in cash. In conjunction with the transaction, NXP and Knowles have agreed to the terms of a strategic relationship whereby NXP will become Knowles’ exclusive source for certain High Performance Mixed Signal semiconductors. The transaction is expected to close in the first quarter of 2011.

Knowles is part of the Electronic Technologies segment of Dover and is the world’s largest manufacturer of high performance transducers used for hearing aids and other high quality acoustic applications. The Itasca, Illinois-based company also designs, manufactures and assembles MEMS microphones for personal mobile device and communications markets. The combination of Sound Solutions’ speaker and receiver business for mobile phones with Knowles’ solutions in the hearing aid component and MEMS microphones markets creates a true leader in the micro-acoustics industry.

“Combining the operations of Sound Solutions and Knowles represents another major milestone in our strategy of focusing on High Performance Mixed Signal markets, and it will help to further improve our capital structure,” said Rick Clemmer, President and CEO, NXP Semiconductors. “The micro-acoustic components market offers significant growth potential, which can be best achieved through a focused company, dedicated to this market and with a complete suite of complementary products required for a leadership position. We look forward to participating in that growth as a strategic supplier to Knowles going forward.”

The revenue of the Sound Solutions business was approximately $255 million in the first three quarters of 2010. About 1,000 Sound Solutions employees, who are currently based in Sound Solutions’ headquarters in Vienna, Austria, and its facilities located in Beijing, China, will join Knowles. Existing Sound Solutions customers will continue to be supported under the combined company.

Separately, NXP and Technicolor (NYSE: TCH, Euronext: TCH) announced that Nutune, a joint venture formed in June 2008 to combine NXP’s and Technicolor’s can tuner module operations, has been sold to affiliates of AIAC (American Industrial Acquisition Corporation). Nutune, headquartered in Singapore, has 2,950 employees worldwide, including 2,800 manufacturing employees in Batam, Indonesia. The revenue of Nutune was approximately $79 million in the first three quarters of 2010. Details of the acquisition were not disclosed.

-ENDS-

Forward-looking Statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Media and Investor Relations contacts:

Media

Pieter van Nuenen

+ 31 40 272 5398

pieter.van.nuenen@nxp.com

Investors

Albert Hollema

+31 40 272 5610

albert.hollema@nxp.com

Larry James (U.S.)

+1 214-444-8773

lgjames@att.net